UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNITED INDUSTRIAL CORPORATION

(Name of Subject Company (Issuer))

Marco Acquisition Sub Inc.

and

Textron Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

910671106

(CUSIP Number of Class of Securities)

Terrence O’Donnell, Esq.

Executive Vice President and General Counsel

Textron Inc.

40 Westminster Street

Providence, RI 02903

(401) 421-2800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 863,836,407	$26,519.78

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated on the offer to purchase all of the outstanding shares of common stock of United Industrial Corporation at a purchase price of $81.00 in cash per share and 9,898,102 shares issued and outstanding and outstanding options (vesting on or before February 7, 2008) with respect to 766,545 shares, in each case as of October 15, 2007.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003070.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 26,519.78	Filing Party: Marco Acquisition Sub Inc.
and Textron Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 16, 2007

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☒               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

     This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 16, 2007 (the “Schedule TO”), as amended on October 18, 2007, October 26, 2007 and November 13, 2007, by Textron Inc., a Delaware corporation (“Textron”), and Marco Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Textron, relating to the offer by Purchaser, to purchase all outstanding shares of common stock, par value $1.00 per share (“Shares”), of United Industrial Corporation, a Delaware corporation, at a price of $81.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2007 and annexed to and filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal.

     This Amendment No. 4 is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes Textron’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer.

     The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 4.  All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Offer to Purchase.

     The items of the Schedule TO (as previously amended) set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO (as previously amended) is hereby amended and supplemented by adding the following text thereto:

     “The Offer expired at 12:00 midnight, New York City time, on Tuesday, November 13, 2007.  All of the conditions to the Offer have been satisfied.  Accordingly, on November 14, 2007, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer.  The Depositary for the Offer has advised Textron and Purchaser that, as of the expiration of the Offer, a total of approximately 10,037,504 Shares were validly tendered to Purchaser and not withdrawn (including approximately 2,071,281 Shares delivered through notices of guaranteed delivery), representing approximately 100% of the Shares outstanding.  Shares tendered through notices of guaranteed delivery are required to be delivered to Purchaser by Friday, November 16, 2007.

     Pursuant to the terms of the Merger Agreement, Textron expects to effect a short-form merger of Purchaser with and into UIC in the next several days, without the need for a vote or meeting of UIC stockholders.  Upon the effectiveness of the Merger, each outstanding Share not tendered and purchased in the Offer, if any (other than Shares held in the treasury of UIC, owned by Textron, Purchaser or any subsidiary of Textron or UIC, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the $81.00 per Share without interest and less any required withholding taxes.  As a result of the Merger, UIC will become an indirect wholly owned subsidiary of Textron.

     Textron has entered into a loan agreement with UIC to fund UIC’s settlement of any of UIC’s 3.75% Convertible Senior Notes due 2024 that are surrendered for conversion in cash.

     On November 14, 2007, Textron issued a press release announcing the successful completion of the Offer.  The full text of the press release issued by Textron is set forth as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.”

Item 12.  Exhibits.

Item 12 of the Schedule TO (as previously amended) is hereby amended and supplemented to add the following exhibit:

“(a)(1)(J)	Text of press release issued by Textron, dated November 14, 2007”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEXTRON INC.

By:	/s/ Arnold M. Friedman
Name: Arnold M. Friedman
Title: Vice President and Deputy General Counsel

MARCO ACQUISITION SUB INC.

By:	/s/ John R. Curran
Name: John R. Curran
Title: President

Dated: November 14, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 16, 2007*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

(a)(1)(F)

Text of press release issued by Textron, dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)*

(a)(1)(G)

UIC Acquisition Presentation, dated October 8, 2007 (slides) (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)*

(a)(1)(H)

UIC Acquisition Presentation (transcript), dated October 8, 2007 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Textron and Purchaser with the Securities and Exchange Commission on October 9, 2007)*

(a)(1)(I)	Form of summary advertisement, published October 16, 2007*

(a)(1)(J)	Text of press release issued by Textron, dated November 14, 2007

(b)(1)

5-Year Credit Agreement, dated as of March 28, 2005, among Textron, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent (“5-Year Credit Agreement”) (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on March 31, 2005)*

(b)(2)

Amendment No. 1 to 5-Year Credit Agreement, dated as of April 21, 2006 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 25, 2006)*

(b)(3)

Amendment No. 2 to 5-Year Credit Agreement, dated as of April 20, 2007 (incorporated by reference to Exhibit 10.1 to Textron’s Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on April 24, 2007)*

(b)(4)

$750,000,000 Senior Unsecured Credit Facility Commitment Letter, dated October 12, 2007, among Citigroup Global Markets Inc., Banc of America Securities LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P. and Textron*

(d)(1)

Agreement and Plan of Merger dated as of October 7, 2007, by and among Purchaser, UIC and Textron (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Textron with the Securities and Exchange Commission on October 9, 2007)*

(d)(2)	Tender and Support Agreement dated as of October 7, 2007, by and among Purchaser, Textron, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan*

(d)(3)	Confidentiality Letter Agreement dated July 10, 2007, between UIC and Textron*

(d)(4)	Eagle Eye Care Teaming Agreement by and between Bell Helicopter Textron Inc., Lockheed Martin Corporation, AAI Corporation, and Textron Systems Corporation, entered into July 21, 2004*

(g)	Not applicable

(h)	Not applicable

* Previously filed on October 16, 2007 as an exhibit to the Schedule TO.

** Previously filed on October 18, 2007 as an exhibit to Amendment No. 1 to the Schedule TO.